UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-37403

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On March 22, 2017, Amaya Inc. (the “Company”) reported its financial results for the three-months and year ended December 31, 2016 and issued a news release with respect to the same and other matters (the “Release”). On the same date, the Company filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission, which included as exhibits its (i) Annual Information Form for the year ended December 31, 2016 (the “2016 AIF”), (ii) Annual Audited Consolidated Financial Statements for the year ended December 31, 2016 (the “2016 Financial Statements”), (iii) Management’s Discussion and Analysis for the year ended December 31, 2016 (the “2016 MD&A”) and (iv) applicable management certifications. The Company also filed, among other things, the 2016 AIF, 2016 Financial Statements and 2016 MD&A on SEDAR at www.sedar.com. A copy of the Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: March 22, 2017	By:	/s/ Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated March 22, 2017